Exhibit 99.50

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

MARFRIG GLOBAL FOODS S.A.
Publicly Traded Company
CNPJ/MF No. 03.853.896/0001-40
NIRE 35.300.341.031

NOTICE TO SHAREHOLDERS
Tax Treatment of Shareholders as a Result of Exercising Their Withdrawal Right

MARFRIG GLOBAL FOODS S.A. (“Marfrig” or the “Company”) hereby announces, in continuation of the material fact disclosed on August 5, 2025, which reported the approval by the Company’s Extraordinary General Meeting, which started and was suspended on June 18, 2025, and resumed and concluded on August 5, 2025 (the “Meeting”), of the merger of shares issued by BRF S.A. (“BRF”) by the Company (the “Merger”), the completion of which is subject to the verification (or waiver, as the case may be) of certain conditions set forth in the “Plan of Merger of BRF S. A. by Marfrig Global Foods S.A. entered into on May 15, 2025, as amended on May 26, 2025 (the “Plan of Merger”), and upon the occurrence of the Closing Date (as defined in the Plan of Merger), to present to its shareholders information related to the tax treatment to be given to Dissenting Shareholders (as defined below) as a result of the exercise of the Withdrawal Right (as defined below), as well as request Dissenting Shareholders not resident in Brazil to provide certain information necessary for the Company to comply with its legal obligations under tax legislation and regulations.

1	Exercise of the Withdrawal Right.

1.1	Withdrawal Right. As provided for in the notice to shareholders disclosed by the Company on August 5, 2025 (the “Notice to Shareholders”), the approval of the Merger gives rise to the right of withdrawal (the “Withdrawal Right”) for holders of common shares issued by the Company who (i) have held shares issued by Marfrig continuously from the date of disclosure of the first material fact regarding the Merger (i.e., May 15, 2025, inclusive) until the Closing Date; (ii) did not vote in favor of the Merger, abstained from voting, or did not attend the Meeting; and (iii) expressly state their intention to exercise the Withdrawal Right in the period between August 6, 2025 (inclusive) and September 5, 2025 (inclusive) (the “Dissenting Shareholders”).

1.2	Reimbursement amount. Pursuant to Article 45 of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporations Law”) and in accordance with item 6.2 of the Plan of Merger, the reimbursement amount will be R$ 3.32 per share, corresponding to the book value per share calculated based on the Company’s net equity as stated in the financial statements for the fiscal year ended December 31, 2024, as approved by the Ordinary General Meeting held on March 31, 2025, divided by the number of shares issued by the Company on December 31, 2024 (without considering the shares held in treasury on May 15, 2025).

1.3	Payment of the Withdrawal Right. After the deadline for exercising the Withdrawal Right has passed, the Company will inform the Dissenting Shareholders of the date of payment of the reimbursement of the shares in the event of the exercise of the Withdrawal Right, without prejudice to the right of the Company’s management, within ten (10) days after the expiration of the period for exercising the Withdrawal Right, to call a General Meeting to reconsider the resolution on the Merger based on the volume of the Withdrawal Right exercised.

2	Tax Treatment of Dissenting Shareholders.

2.1	Dissenting Shareholders residing in Brazil. The Company is not responsible for any withholding or collection of taxes levied on potential gains earned by Dissenting Shareholders residing in Brazil, including individuals and legal entities, investment funds, or other entities, as a result of exercising the Withdrawal Right. Such shareholders may be subject to income tax and other taxes, in accordance with the legal and regulatory rules applicable to each category of investor, and these investors should consult their advisors on the applicable taxation and be responsible for the eventual payment of any applicable taxes.

2.2	Dissenting Shareholders not resident in Brazil.

Due to the Company’s legal responsibility for withholding and paying Withholding Income Tax (the “IRRF”) on potential gains earned by Dissenting Shareholders not resident in Brazil, as established in the applicable legislation, the Company will withhold part of the amount due to such shareholders as reimbursement for the Withdrawal Right, in an amount corresponding to the IRRF related to any capital gains earned by such investors.

The calculation basis for the IRRF will be the capital gain of the respective Dissenting Shareholder, corresponding to the positive difference, if any, between (i) the reimbursement amount, as detailed in item 1.2, above; and (ii) the acquisition cost of the shares issued by the Company to each non-resident Dissenting Shareholder. IRRF will be withheld and collected by the Company in accordance with the legal and regulatory rules applicable to each type of investor not resident in Brazil, observing the rates of 15% to 22.5%, or the rate of 25% in the case of shareholders who are residents of a country or dependency with favorable taxation (i.e. juridisction that (i) does not impose any tax on income; (ii) imposes income tax at a maximum rate lower than 17%; or (iii) imposes restrictions on the disclosure of ownership composition or securities ownership or does not allow for the identification of the beneficial owners of the earnings that are attributed to non-residents).

The Company reserves the right to offset the amount collected as IRRF from each Dissenting Shareholder not resident in Brazil with any credits held by the Company against the respective investors.

In order to enable the calculation of any capital gains, Dissenting Shareholders not resident in Brazil must complete and submit electronically to the Company, directly or through their custodians, the template spreadsheet contained in Annex I to this notice, containing information on non-resident shareholders, including the acquisition cost of the shares issued by the Company that they hold and their tax residence, and provide the corresponding supporting documentation. The template spreadsheet contained in Annex I to this notice to must be completed and sent by the shareholder by email to the following address: <ri@marfrig.com.br>, with the subject line “Withdrawal Right – Acquisition Cost.” The amounts indicated in the template spreadsheet as acquisition cost must be accompanied by reliable and adequate supporting documentation (e.g., broker statements), which must also be attached to the email. Such information and documents must be submitted in accordance with the instructions contained herein by 6:00 p.m. (BRT) on September 10, 2025. The Company may, at its sole discretion, request additional information and/or documents whenever it deems necessary for the full compliance with its legal obligations as a tax entity.

The Company will use the information provided to it in the manner described above to calculate capital gains and withholding income tax, with shareholders being responsible for the accuracy and completeness of such information and documents. The Company (i) will consider the acquisition cost to be zero for Non-Resident Dissenting Shareholders who do not submit the acquisition cost of the shares issued by the Company, or who submit the information and/or supporting documentation in an inadequate, insufficient, or untimely manner; and (ii) apply a 25% tax rate on the capital gains of Dissenting Shareholders not resident in Brazil who, within the same period, fail to inform their country or dependency of residence or tax domicile, all in accordance with the laws and regulations of the Brazilian Federal Revenue Service.

By providing the above information, shareholders and their custodians authorize the disclosure of the data submitted, as well as any additional information that may be subsequently requested by the Company to the tax authorities in an audit procedure.

The Company will keep its respective shareholders and the market informed about the progress of the Merger and other matters discussed herein, including the outcome of the Withdrawal Right and the conditions and deadlines applicable to the payment of the reimbursement amount, if applicable.

São Paulo, August 29, 2025.

MARFRIG GLOBAL FOODS S.A.
Tang David Chief Financial Officer and Investor Relations Officer

APPENDIX I
INFORMATION ON ACQUISITION COST1

Name	CPF/CNPJ	Country of Tax Residence	Classification under Joint Resolution No. 13 of the CMN and CVM? (Yes/No)	Acquisition Date	Acquisition Cost per Share (BRL)	Number of Shares

* * *

[1]	The information must be submitted in xls format (Excel file), accompanied by the corresponding supporting documentation.

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